UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Andrew R. Brownstein Wachtell, Lipton, Rosen & Katz 51 West 52nd St New York, New York 10019 (212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation.
Item 9. Exhibits.
SIGNATURE
Ex-(a)(23)

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the paragraph starting “On October 5, 2010, the Strategic Planning Committee. . .” under the heading “(b) Background and Reasons for the Recommendation of the Company Board”:
     On October 22, 2010, the Company held a meeting with investors and security analysts in New York to present the Company’s near-term financial outlook, report progress on the Company’s actions to enhance shareholder value, communicate expectations for the Company’s late-stage pipeline, and outline the reasons why the Offer dramatically undervalues the Company. A copy of the Company’s presentation, a copy of the Company’s press release announcing the key points presented at the meeting and a transcript of the Company’s presentation were filed as Exhibits (a)(21), (a)(22) and (a)(23), respectively, to this Schedule 14D-9. The Company subsequently met directly with several of the Company’s shareholders in the following days.
     On November 8, 2010, Mr. Termeer received the following letter from Mr. Viehbacher and was asked to share it with the members of the Company Board:
November 8, 2010
VIA EMAIL, TELECOPIER AND DHL
Mr. Henri Termeer
Chairman, President and Chief Executive Officer
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02147
USA
Dear Henri,
Now that Genzyme’s third-quarter earnings have been released, you have had the opportunity to speak to shareholders regarding Genzyme’s business and prospects (including the detailed presentation to analysts and investors on October 22) and the market has had a chance to digest and react to all of this information, we would again like to request that you meet with us to discuss our proposal to acquire Genzyme. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.
You have publicly disclosed that Genzyme’s Board has authorized management and the company’s advisors to “probe and evaluate alternatives” for Genzyme and its assets, including contacting third parties. We were encouraged to hear this, but to date, we have not been contacted or included in this process. We are prepared to meet with you and, if you prefer, with your advisors, at any time to discuss our respective views as to the appropriate value of Genzyme’s business and prospects and how to move this transaction process forward in a cooperative manner. As you will recall, at our meeting in September, I proposed several pathways to advance our discussions, such as providing us with some limited due diligence regarding manufacturing or arranging a meeting with your commercial team to discuss the prospects for alemtuzumab. We remain ready and willing to participate in any such meetings.
You have expressed publicly (and, we understand, directly during your conversations with Genzyme shareholders) that you are committed to maximizing shareholder returns and that you value shareholders’ voices. However, we note certain comments in your Schedule 14D-9 that appear to be inconsistent with that objective.
First, you indicated that you believe that the Genzyme Board can, at any time, opt to immediately stagger the terms of its members, extending the terms of two-thirds of Genzyme’s current directors for an additional one to three years. This action would deprive shareholders of the opportunity to elect the full Genzyme Board at the 2011 annual meeting of shareholders, a right they expressly demanded. As you know, in 2006, holders of more than 85% of the outstanding shares of Genzyme common stock voted to approve an amendment to Genzyme’s Articles of Organization to provide that all directors would be elected annually. Given this, we do not believe that it would be appropriate for the Genzyme Board to disenfranchise shareholders by unilaterally staggering the terms of directors.
Second, you stated that the Genzyme Board retains the ability to adopt a “poison pill”. As you are well aware, if adopted, the poison pill would prevent Sanofi-Aventis from acquiring Genzyme, regardless of your shareholders’ support for a transaction.
Third, you indicated that the Genzyme Board may wield the Massachusetts anti-takeover statutes in a manner that would, as a practical matter, prevent Sanofi-Aventis from acquiring Genzyme without the cooperation of Genzyme’s Board, notwithstanding your shareholders’ support of a transaction.

We believe it would be inappropriate for the Board to take these defensive actions. If we are unable to have a direct dialog with you, in all fairness you should allow your shareholders the opportunity to decide for themselves whether or not to accept our proposal.
Your shareholders should know with certainty that you will not interfere with their right to benefit from our offer by taking any of the actions described above. Therefore, we ask that you take action to make the Massachusetts anti-takeover statute inapplicable to our offer and confirm that Genzyme’s 2011 annual meeting of shareholders, including the election of all directors, will be held on schedule on the fourth Thursday of May (May 26, 2011), as provided in your Bylaws.
It remains our preference to work together with you to reach a mutually agreeable transaction. We continue to believe that a transaction is in the best interests of the shareholders of both Genzyme and Sanofi-Aventis, and we look forward to hearing from you.
Yours sincerely,
Sanofi-Aventis

By:	/s/ Christopher A. Viehbacher
Christopher A. Viehbacher
Chief Executive Officer

cc: Genzyme Board of Directors
On November 8, 2010, Mr. Termeer sent the following response letter to Mr. Viehbacher:
November 8, 2010

Mr. Christopher A. Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, avenue de France
75635 Paris, Cedex 13
Dear Chris,
Since we last met, Genzyme has provided the marketplace with detailed reports on our significant progress and detailed information about our near-term plans and future prospects, including the results of an independent third party study of alemtuzumab’s revenue potential. Sanofi-Aventis, for its own purposes, has chosen to dismiss or ignore this information and stick to its opportunistic and inadequate $69.00 per share offer, even as analysts have adjusted their targets to reflect the new information we have shared and we continue to have the support of our shareholders.
As we have repeatedly told Sanofi — and as our Lead Independent Director reaffirmed during our Investor Meeting — our Board is unanimous in its view that the $69.00 offer is not an appropriate starting point for the discussions Sanofi seeks. Our shareholders understand and support this position. In addition, as our Board has also made clear, we are open to a transaction that appropriately recognizes Genzyme’s intrinsic value and prospects. We will meet with Sanofi if it makes an offer that gives our Board of Directors reason to believe it will lead to that result.
Our Board is committed to taking all appropriate actions in the best interests of Genzyme and its shareholders and we have done, are doing, and will continue to do, exactly that.
Sincerely,

/s/ Henri A. Termeer
Henri A. Termeer
Chairman and Chief Executive Officer

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second to last paragraph under the heading “(b) Background and Reasons for the Recommendation of the Company Board” with the following:
     The Company Board recommended that management embark on a program to communicate with the Company’s shareholders about the intrinsic value of the Company. Accordingly, on October 22, 2010, the Company held a meeting with investors and security analysts in New York to present the Company’s near-term financial outlook, report progress on the Company’s actions to enhance shareholder value, communicate expectations for the Company’s late-stage pipeline, and outline the reasons why the Offer dramatically undervalues the Company. A copy of the Company’s presentation, a copy of the Company’s press release announcing the key points presented at the meeting and a transcript of the Company’s presentation were filed as Exhibits (a)(21), (a)(22) and (a)(23), respectively, to this Schedule 14D-9. The Company subsequently met directly with several of the Company’s shareholders in the following days.
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(23)	Press release issued by Genzyme, dated November 8, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer